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TSX.V: ADL

News Release

ADIRA ENERGY NON-BINDING MOU TERMINATED

TORONTO, February 6, 2012 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8) (“Adira” or the “Company”) announced today that it has not been able to reach terms with the Lead Investor regarding the terms of the financing previously announced November 28, 2011 and as a result, the non-binding memorandum is terminated.

The Company is diligently evaluating alternative financing options.

About Adira Energy Ltd.

Adira Energy Ltd. is an energy company which explores for oil and gas on and offshore Israel. It has three petroleum exploration licenses; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam.

The Company has received two gross prospective resource reports related to the Gabriella and the Yitzhak licenses, prepared by Gustavson Associates and titled “Report for License #378 / Gabriella, Offshore Israel”, dated September 06, 2011 and “Report for License #380 / Yitzhak, Offshore Israel”, dated September 06, 2011, respectively.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. In addition, please note that statements relating to “resources” or “reserves” are deemed to be forward- looking statements, as they involve the implied assessment, based on certain estimated and assumptions that the resources or reserves described can be profitably produced in the future. Such statements represent the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenues or other expectation, beliefs, plans, objectives, assumption, intentions or statement about future events or performance. These statements are only predictions. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing list of important factors is not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company

For More Information Contact:

Canada	Israel
Alan Friedman	Arad Communications
Exec. Vice President, Corp. Dev.	Irit Radia
+1 416 250 1955	iritr@euroisrael.co.il
+972-3-7693333 or +972-54-6699311
Julia Maxwell
Manager, Investor Relations
info@adiraenergy.com
+1 416 361 2211

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.